[NXG Letterhead]

October 11, 2023

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Attn: John Kernan

RE:	NXG Cushing Midstream Energy Fund (811-22072) and NXG NextGen Infrastructure Income Fund (811-22611)

Dear Mr. Kernan:

Thank you for your telephonic comments, provided to Skadden, Arps, Slate, Meagher & Flom LLP, as fund counsel, on September 29, 2023, concerning the N-CSR filings of NXG Cushing Midstream Energy Fund (811-22072) (“SRV”) and NXG NextGen Infrastructure Income Fund (811-22611) (“SZC”) (collectively, the “Funds”) for the fiscal year ended November 30, 2022 and other publicly available materials related to the Funds. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: In Item 11(b) of each Fund’s Form N-CSR for the period ended November 30, 2022, it appears that Item 11(b) refers to a quarter covered by the report for the disclosure related to Item 11(b). Please utilize the language provided by Item 11(b) of Form N-CSR which refers to the period covered by the report, not isolated to a particular quarter. Please confirm that there have been no such changes in the Funds’ internal controls over financial reporting that occurred during such period.

Response: We confirm for each Fund that for the period covered by the annual report on Form N-CSR for the period ended November 30, 2022 there was no change in the Fund’s internal control over financial reporting that materially affected, or was reasonably likely to materially affect, the Fund’s internal control over financial reporting. The Fund has filed an amended annual report on Form N-CSR which updates Item 11(b).

Comment 2: Item 4(d) of the each Fund’s certifications required by Item 13(a)(2) of Form N-CSR filed for the period ended November 30, 2022 does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in the registrant’s internal control over financial reporting that occurred during the period covered by this report. Please file an amended form N-CSR to include the correct form of certifications and ensure that the certifications are updated to a current date.

Response: Each Fund has filed an amended annual report on Form N-CSR to include the correct form of certifications.

Comment 3: Staff notes that NXG’s response to form N-CEN Item C.7.n. indicates that NXG did not rely upon Rule 18f-4. Please confirm the accuracy of this response and update as necessary given the NXG’s disclosure in its annual report which evidences the use of derivatives.

Response: We confirm on behalf of NXG that NXG is a “limited derivatives user” in reliance on Rule 18f-4(c)(4), but inadvertently failed to check the corresponding box on Form N-CEN. We confirm that NXG will check the appropriate box in future N-CEN filings.

U.S. Securities and Exchange Commission

October 11, 2023

Comment 4: For each Fund, the Staff notes large payable amounts due to the custodian at the fiscal year end. Please explain in correspondence the background of these payable amounts. If they were related to partial repayments of the Funds’ margin borrowings, please confirm compliance with asset coverage requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) during the most recent fiscal year and with the terms of borrowing agreements with the lender.

Response: The amount due to the custodian at fiscal year end did relate to the timing of partial repayment of the Funds’ margin borrowings. On November 30, 2022, the Fund reduced its outstanding borrowings by paying down $22 million under its borrowing facility. As a result of the timing of processing such pay down through the custodian, on November 30, 2022, the Fund recorded a reduction in the amount of its outstanding borrowings of $22 million and a corresponding entry “Due to Custodian” of $22 million. As of November 30, 2022, the Fund also held $22,785,742 in short term investments in the form of investments in two money market funds. On December 1, 2022, the liquidation of $22 million of short-term investments was completed and the Fund recorded a debit of its short term investments in the amount of $22 million and the entry for Due to Custodian was credited $22 million, thus eliminating this line item.

We confirm on behalf of each Fund that during the most recent fiscal year, each Fund was in compliance with the asset coverage requirements of the 1940 Act and the terms of the borrowing agreement with its lender.

Comment 5: With respect to the NXG Schedule of Investments, For open option contracts written, please disclose all information required by S-X 12-13 in columns (a) through (g) including the counterparty and notional amount. The Staff notes NXG’s exposure to open written option contracts for the semi-annual period ended May 31, 2023 and notes the Funds’ prior commitment in response past SEC comments in the Funds’ response dated June 5, 2020.

Response: We confirm on behalf of the Funds that in future reports the Funds will disclose all information required by S-X 12-13 in columns (a) through (g) for open option contracts written.

Comment 6: SRV has been identified as a non-diversified fund, but it appears that SRV may be operating as a diversified fund. If SRV has been operating as a diversified fund for more than three years, confirm that SRV will receive shareholder approval prior to changing its status back to non-diversified. See Section 13(a)(1) of the 1940 Act and Rule 13a-1 thereunder.

Response: We confirm that SRV has not operated as a diversified fund for more than three years continuously.

Comment 7: The Staff notes that supplemental financial information filed by SRV is not marked as unaudited despite the table of contents indicating as such. Pleas ensure that supplemental financial information is marked as unaudited in future Form N-CSR filings.

Response: We confirm on behalf of the Funds that supplemental financial information will be marked as unaudited in future Form N-CSR filings.

* * *

U.S. Securities and Exchange Commission

October 11, 2023

If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (214) 635-1709.

Sincerely,

/s/ Blake Nelson
Blake Nelson
Chief Financial Officer and Treasurer

cc: Kevin T. Hardy, Skadden, Arps, Slate, Meagher & Flom LLP